Subsidiaries of Allstate Financial Corporation.



NAME                   STATE OF INCORPORATION
----                   ----------------------

Lifetime Options, Inc               Maryland

Settlement Solutions, Inc           Virginia

Allstate Factors, Inc.              Virginia

Receivable Financing Corporation    Virginia

Business Funding of America, Inc    Virginia

Business Funding of Florida, Inc.   Florida

Premium Sales Northeast, Inc.       Virginia